August 15, 2011

United States Securities and Exchange Commission

Division of Corporation Finance

Washington, DC 20549

Attn:	Mr. Martin James
Senior Assistant Chief Accountant

Re:	The Cooper Companies, Inc.
Form 10-Q for the Quarterly Period Ended January 31, 2011
Filed March 4, 2011
File No. 001-08597

Dear Mr. James:

This is a supplement to our response dated July 25, 2011 to the Staff’s comment number 1 in the letter dated July 19, 2011. The Company confirms our telephonic discussion on August 10, 2011, with respect to the correction of the error in the Company’s Quarterly Report on Form 10-Q for the period ended July 31, 2011, the Company intends to include additional disclosure in its Annual Report on Form 10-K for the fiscal year ending October 31, 2011.

Referencing the guidance in Item 302(a)(2) of Regulation S-K and ASC 250-10-50-7, regarding the correction of an error, the Company intends to include in its footnote disclosure regarding selected quarterly financial data, a reconciliation of the amounts presented with those previously reported in our fiscal first and third quarters. The Company plans to disclose as the reason for the adjustments that the Company incorrectly applied the guidance in ASC 805, Business Combinations, by recording a gain on settlement of a preexisting relationship of $6.1 million in the fiscal quarter ended January 31, 2011 and therefore determined to record in the fiscal quarter ended July 31, 2011 an adjustment in the same amount to reverse the gain on settlement of preexisting relationships and also reduce the amount of goodwill initially recorded in the fiscal first quarter.

Consistent with this proposed disclosure in the Company’s Annual Report, the Company intends to present the adjusted fiscal 2011 quarterly results in subsequent quarterly filings in comparison to the then current year without further disclosure of the adjustment.

The Company has discussed its conclusions with KPMG, its independent registered public accounting firm, and KPMG has confirmed that it concurs with the Company’s assessment of the disclosure requirements.

We acknowledge that the Company is responsible for the adequacy and accuracy of the disclosure in the filings; staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact me if you have any further comments or need additional information with respect to the filings.

Sincerely,

/s/ Eugene J. Midlock

Eugene J. Midlock

Senior Vice President and

Chief Financial Officer

cc:	Leigh Ann Schultz - SEC
Kate Tillan, Assistant Chief Accountant - SEC
Christopher Kaufman - Latham & Watkins